Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Superconductor Technologies, Inc. (the “Company”) on Form S-8 of our report dated March 8, 2013, which includes an explanatory paragraph that raises substantial doubt about the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements and related consolidated financial statement schedules of Superconductor Technologies, Inc. as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 appearing in the Annual Report on Form 10-K of Superconductor Technologies, Inc. for the year ended December 31, 2012.

/s/ Marcum LLP

Marcum LLP
Los Angeles, CA
December 20, 2013